SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of July, 2004

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                                                                                 Form 40-F  ☐

Enclosures:

1.               Nokia Press Release, July 12, 2004:

“Nokia signs turnkey deal with Telenor in Pakistan to deliver and operate its GSM network”

2.               Nokia Press Release, July 14, 2004:

“Nokia wins EUR 125 million turnkey deal to build DCC/Astelit’s GSM/EDGE network in Ukraine”

3.               Nokia Press Release, July 20, 2004:

“The stock option subscriptions based on the 2003 stock option plan have been registered in the Finnish Trade Register”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel

PRESS RELEASE

July 12, 2004

Nokia signs turnkey deal with Telenor in Pakistan to deliver and operate its GSM network

Deal represents a new customer for Nokia in this important growth market

Nokia has signed a turnkey deal with Telenor Pakistan Pvt. Ltd. (TPP), a 100% owned subsidiary of Telenor A/S, to build and operate its GSM radio network. Under phase 1 of this three year frame agreement TPP becomes a new customer for Nokia in Pakistan.  The Nokia supplied part of the network will initially cover Central and Northern Punjab.

Deliveries of the Nokia GSM base station subsystem (BSS) will start immediately and the network will be operational by second quarter 2005.

“We are delighted to be working with Telenor, a new GSM operator in Pakistan. This is also a new market for Nokia and we are proud to support the development of new technologies and services.  With the Nokia GSM BSS solution Telenor will be able to quickly achieve high quality network coverage in Pakistan – a large untapped key growth market,” says Walid Moneimne, Senior Vice President, Networks, Nokia.

Under the agreement Nokia will supply its complete GSM base station subsystem that can be smoothly upgraded to 3G WCDMA. In addition Nokia will provide turnkey implementation of the network, including site acquisition, civil works, network planning, implementation and project management for fast quality ramp-up of the solution.

Nokia will also operate the BSS part of its network. Nokia will establish the network operations to ensure the timely launch of the quality network.

Nokia Care services, including software maintenance, emergency support and hardware services as well as training will help keep the network running at peak performance. The services will be provided using Nokia NetAct ™, the only fully-featured, multi-vendor, multi-technology operations support system on a single platform.

Nokia can draw on its over 15-year track record of implementing and operating networks and its extensive practical experience of implementing mobile services for operators. Nokia has contracted operating services for 20 operators globally, in addition to providing full turnkey implementations for a total of 25 customers in 21 countries. Nokia NetAct(TM) has been delivered to over 300 customers.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia

Networks, Communications

Tel. 358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 14, 2004

Nokia wins EUR 125 million turnkey deal to build DCC/Astelit’s GSM/EDGE network in Ukraine

The deal represents a new customer for Nokia in this important market

Nokia has signed a turnkey deal worth EUR 125 million with Ukrainian operator DCC/Astelit to build and operate its GSM/EDGE radio network. With this frame agreement DCC/Astelit, which is majority owned by Turkcell, becomes a new customer for Nokia.  In a deal expected to last two years, deliveries of the Nokia base station subsystem (BSS) will start immediately.

“Nokia is well known as the leader in the telecommunication world. DCC/Astelit has chosen Nokia as a partner to build its GSM network in Ukraine, based first of all on our trust in the company’s name and our recognition of the quality of its equipment,” said Valeriy Grigorievich Stepanenko, Chairman of the Supervision Board,  CJSC  “Digital Cellular Communication of Ukraine”.

“We are proud to provide DCC/Astelit with a GSM/EDGE BSS solution to quickly achieve high quality network coverage in Ukraine. There is a large untapped market to be addressed in this country, one of the fastest growing markets of the region, and we look forward to working with DCC/Astelit for quick and smooth rollout towards successful service launch,” says Jaakko Myllymäki, Vice President, Networks, Nokia.

Under the agreement Nokia will supply its complete GSM/EDGE base station subsystem, which can be smoothly upgraded to 3G WCDMA. In addition Nokia will provide turnkey implementation of the network, including site acquisition, civil works, network planning, implementation and project management for fast quality ramp-up of the solution.

Nokia is also providing its operations start-up package to support DCC/Astelit in starting and developing its operations competencies and procedures for the network for the first six months. Nokia Care services, including software maintenance, emergency support and hardware services as well as training will help keep the network running at peak performance.

Nokia can draw on its over 15-year track record of implementing and operating networks and its extensive practical experience of implementing mobile services for operators. Nokia has contracted operating services for 20 operators globally, in addition to providing full turnkey implementations for a total of 25 customers in 21 countries.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

About DCC

The company “Digital Communication of Ukraine” (DCC) was founded in 1995 in Donetsk.  The first digital cellular communication technology appeared in Ukraine in 1996 with the launch of DCC’s network in Donetsk.

DCC has the licenses for cellular, long-distance & international communication, and its network was constructed on the basis of the American D-AMPS digital standard.

Now DCC provides services in Kyiv, Donetsk, Dnipropetrovsk, Kharkiv, Odessa, Luhansk, Zaporizhza & in the regions of those cities, as well in Simferopol & Crimea.  DCC also provides roaming services for travelling subscribers in CIS countries.  For subscribers travelling overseas, the company provides beneficial conditions for handset leasing with communication services in 58 countries.  The company now provides services to more than 80 000 subscribers.

DCC has joined the International Association of DAMPS operators as a Ukraine representative. The equipment used in its networks allowed DCC to be among the countries which use advanced digital cellular communication technologies.

Media Enquiries:

Communications

Networks, Nokia

Tel. + 358 (0) 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 20, 2004

The stock option subscriptions based on the 2003 stock option plan have been registered in the Finnish Trade Register

The Annual General Meeting (AGM) of Nokia approved on March 27, 2003, a stock option plan including issuance of a maximum number of 94, 600, 000 stock options to be granted to key personnel of Nokia, or subscribed by a wholly- owned subsidiary of Nokia to be further granted to such persons. During the subscription period since the AGM resolution in 2003, a total number of 43, 000, 000 stock options have been duly subscribed for under this plan. This number of 43, 000, 000 has today, in compliance with Finnish law, been entered into the Finnish Trade Register as the issued amount under the 2003 plan. If the issued stock options are exercised, Nokia’s share capital will increase based on the exercises by a maximum of EUR 2 ,580, 000. The share subscriptions based on stock option exercises under the plan may take place between 1 July 2004 and 31 December 2009.

Media and Investor contacts:

Nokia Communications, tel +358 7180 34900

Investor Relations, Europe, tel. + 358 7180 34 289

Investor Relations, US, tel. +1 914 368 0555

www.nokia.com